UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of March 2024

Commission File Number: 001-41670

Apollomics Inc.

(Translation of registrant’s name into English)

989 E. Hillsdale Blvd., Suite 220

Foster City, California 94404

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

On March 4, 2024, Apollomics Inc. (“the Company” or “Apollomics”) announced its appointment of Matthew Plunkett, Ph.D. as the Company’s Chief Financial Officer (“CFO”), effective immediately.

Dr. Plunkett brings to Apollomics over 25 years of diverse strategic and financial experience within the biopharmaceutical sector, most recently as Chief Financial Officer at Aeovian Pharmaceuticals, a biopharmaceutical company developing novel therapeutics for the treatment of rare and age-related diseases. Prior to Aeovian, he was Chief Financial Officer at the clinical-stage biopharmaceutical company Imago Biosciences (acquired by Merck), where he led the efforts for the company’s Nasdaq initial public offering (“IPO”). He was previously Chief Financial Officer at Nkarta Therapeutics, a preclinical developer of off-the-shelf cancer cell therapies, where he led the company’s efforts for its Nasdaq IPO.

The Company has issued a press release entitled “Apollomics Appoints Matthew Plunkett, Ph.D., as Chief Financial Officer.” A copy of this press release is furnished as Exhibit 99.1 herewith.

The press release set forth in Exhibit 99.1 is being furnished with the Commission and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act. Notwithstanding the foregoing, the information in this Form 6-K regarding Dr. Plunkett’s appointment is being filed and incorporated by reference into the Company’s registration statements under the Securities Act, as applicable.

Exhibit No.	Description of Exhibit

99.1	Press Release entitled “Apollomics Appoints Matthew Plunkett, Ph.D., as Chief Financial Officer”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

APOLLOMICS INC

Date: March 4, 2024	By:	/s/ Guo-Liang Yu
	Name:	Guo-Liang Yu
	Title:	Chief Executive Officer